September 15, 2008

Mail Stop 3561

Robert Wilson, President
Desert Gateway, Inc.
414 S.E. Washington Blvd., #102
Bartelsville, OK 740006

Re: Desert Gateway, Inc.
    Registration Statement on Form 10, Amendment 1
    Filed August 26, 2008
    File No. 0-53293

Dear Mr. Wilson:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

        <u>General</u>

1. We note the representations at the end of your letter. Please add "Staff comments or" at the beginning of the second bullet.

2. We have reviewed your response to comment number one of our letter dated August 5, 2008. It is still unclear what federal securities laws exemption the company claims in connection with the "spin-off." Please provide us with a legal and factual discussion supporting your conclusions. We note the statement on page 29 that the company has 180 holders of record. Please see Staff Legal Bulletin No. 4 available at http://www.sec.gov/interps/legal/slbcf4.txt. We reissue prior comment one.

Item 1A. Risk Factors, page 13

R.F.#16 Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws or if we conduct an offering of our common stock as a "blank check" company under Rule 419 adopted by the Securities and Exchange Commission., page 18

3. We have reviewed your response to comment two of our letter dated August 5, 2008. As indicated in our prior comment, it appears that you are a blank check company and that any resales would require registration in an offering subject to Rule 419. Please revise the risk factor heading, the sentence appearing after the list of 19 states, and the last sentence in the second to last paragraph of the risk factor to state that any resales would require registration in an offering subject to Rule 419.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Susann Reilly at (202) 551-3236 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
        Healthcare Services

cc: John Heskett
        Fax (918) 336-3152